

September 5, 2012

<u>Via E-mail</u>
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

     Re: The Wet Seal, Inc.
             Preliminary Consent Statement on Schedule 14A
             Filed August 30, 2012 by Clinton Spotlight Fund, L.P. et. al.
             File No. 001-35634

Dear Mr. Rosewater:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the consent statement listed above unless otherwise indicated.

<u>General</u>

1.   Please confirm that the filing persons will post the consent solicitation materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

<u>Reasons for Our Solicitation, page 12</u>

2.   We note that the filing persons have made the following statement in their soliciting materials that appears to impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation:

- • "The increase in pay for four of the Company's five directors that was adopted by *fiat* in August 2012 *under the guise* of paying directors for the increased duties associated with reviewing the Company's capital structure and strategic alternatives, tasks which we believe are *customary for any responsible director and for which the Board was already adequately compensated.*" Emphasis added.

     Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

3.   We refer you the last paragraph on page 13 ("We believe our Nominees…can help guide the Company to a business plan...") and to the fifth paragraph on page 14 ("…we provided Wet Seal with a presentation summarizing…what we believe to be viable strategies for improving performance and increasing stockholder value…"). In addition to hiring an executive management team, as discussed in the above paragraph on page 13 and the self-tender offer and sale of the Company discussed on page 14, please disclose the other "viable strategies," if any.

Proposal 3 – Removal of Directors, page 18

4.   We note that your proposal and consent card ask shareholders to consent, withhold consent or abstain with respect to your proposal to remove four of the five current directors. It is the staff's view that, consistent with Exchange Act Rule 14a-4(b), a form of consent containing a proposal to remove the board of directors must provide shareholders with the means to withhold authority for the removal of each individual director. Please revise the description of the proposal, and your consent card, to clarify that shareholders may consent, withhold consent or abstain with respect to each individual director. Please also provide disclosure addressing which Nominees will fill vacancies to the extent that shareholders vote to remove less than all of the Company's directors serving at the time Clinton delivers consents from holders of a majority of the outstanding shares of the Class A Common Stock in accordance with Section 228 of the DGCL. In such a scenario, also indicate which Nominees will fill such vacancies in the event two or more Nominees receive the same number of consents in favor of his or her election. We note the disclosure set forth in the third paragraph of page 22.

Proposal 4 – Election of Directors, page 19

5.   We note your statement in the second paragraph of page 22 regarding a substitute candidate and that "Clinton will supplement this Consent Statement." Please confirm

that should Clinton nominate substitute nominees before Clinton delivers consents from holders of a majority of the outstanding shares of the Class A Common Stock in accordance with Section 228 of the DGCL, it will file an amended Consent Statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected and (3) includes the disclosure required by Item 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Consents, page 26

6.   Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents must be filed under cover of Schedule 14A on the date of first use. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Information Concerning Wet Seal, page 27

7.   We note that the Consent Statement refers shareholders to information that it has omitted from the Consent Statement "that is required by applicable law to be included in the Company's proxy statement" and refers shareholders to information, including beneficial ownership information, contained in the Company's proxy statement filed on April 6, 2012 in connection with its 2012 annual meeting. However, Clinton is also required to provide the disclosure set forth in Item 7 of Schedule 14A. If it is the intention of the participants to rely upon Exchange Act Rule 14a-5(c) to refer to this information, please note that Rule 14a-5(c) allows omission of required information from a proxy or consent statement only to the extent such information is contained in other proxy material that has been furnished to each person solicited in connection with the *same* meeting or subject matter. This does not include the Company's April 6 proxy statement. Please also note that to the extent you revise this section to refer shareholders to information that may be included in a consent revocation statement to be filed by the Company, we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the participants determine to disseminate the Consent Statement prior to the distribution of the Company's consent revocation statement, if any, it must undertake to provide the omitted information to security holders. Please revise the current disclosure accordingly and advise as to Clinton's intent in this regard.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions